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                                                                    EXHIBIT 99.1

4nd July 2002


                           TELEWEST COMMUNICATIONS plc


The following is the text of a letter being sent to the shareholders from the chairman today:

Dear Shareholder,

Since our Annual General Meeting (AGM) on 11 June, much has happened at Telewest. As we said at the AGM, we are continuing to explore every possible option of making our financial position more secure and I felt it appropriate to write to you directly to bring you up to date with recent developments and to outline the current situation.


Liberty Media Corporation (Liberty)

On 12 June 2002, Liberty, which owns 25 per cent of our ordinary shares, advised the board that they would be making a tender offer for up to 20 per cent of Telewest's outstanding non-convertible bonds. On 27 June 2002, Liberty announced that during the first ten business days of the offer it had received acceptances (subject to the offer otherwise going unconditional) in respect of approximately 16 per cent of the bonds tendered for. It also announced it had otherwise purchased approximately 5 per cent of those bonds outside of the tender process. Prior to the tender offer, Liberty had already purchased approximately 5 per cent of the bonds subject to the tender. The tender offer is due to expire on 11 July 2002.

In the tender offer document sent to holders of the subject notes, Liberty stated that it was doing so in order to "permit us as a creditor to participate in and influence discussion and decisions regarding any future restructuring or recapitalization of the Company".

The offer document went on to say:

"If the offer is successful, Liberty presently intends to propose to the Company's board of directors a restructuring plan pursuant to which all or substantially all of the Company's publicly-traded notes and debentures would be converted into equity of the Company. Liberty has disclosed in general terms its intention to make such a proposal to the Company's board of directors. However, as of the date of the offer, Liberty has not determined any specific terms for a proposed restructuring".

Liberty also correctly pointed out in its offer document that the "Company is not participating in and has no responsibility for this offer". Notwithstanding this, U.S. securities regulations required that we make public our view of the offer and its terms and on 24 June 2002, your board announced as follows:


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"As of today, Telewest does not have any additional information regarding
Liberty's intentions and cannot determine whether a restructuring on Liberty's terms would be beneficial or whether completion of the Offer is beneficial or detrimental to the holders of the Notes".

Approach from Bondholders

We have also been approached by a committee representing a significant proportion of the Company's bonds (the Bondholders' Committee). The Bondholders' Committee expressed the desire to work constructively with Telewest to explore the possibility of bondholders participating in some form of reconstruction of the Company's balance sheet. The Company has not yet discussed any specific proposals with the Bondholders' Committee.

Telewest Response to Liberty and Bondholders

Your board has concluded that it is in the best interest of your Company to enter into discussions with Liberty and the Bondholders' Committee to establish whether a proposal which would command the support of your board is capable of being agreed. In arriving at this conclusion, I wish to emphasise that your board will continue to explore all available options in order to arrive at a solution which is fair and equitable to all of our stakeholders. These discussions will not begin until we have obtained the necessary waivers and consents from our banks.

Special Arrangements

By virtue of its 25 per cent equity holding Liberty is entitled to appoint three representatives to our board of directors and has a number of special rights pursuant to a shareholder-approved relationship agreement, details of which are summarised in our annual accounts.

In view of the developments discussed above, a number of corporate safeguards have been put in place today to ensure that your board is able to operate impartially and in the best interests of the Company and all of its stakeholders.

First, it has been agreed that none of the Liberty-nominated directors (Robert Bennett, Miranda Curtis and Graham Hollis) will participate in any board or board committee deliberations relating to any proposals for the reorganisation of the company's balance sheet.

Second, an executive management team has been instructed and authorised by the Board to conduct the detailed evaluation, development and negotiation of any proposals for the reorganisation of the Company's balance sheet and all alternatives thereto. The executive management team will comprise Adam Singer (group chief executive), Charles Burdick (chief financial officer) and Stephen Cook (group strategy director and general counsel). I will have a detailed day-to-day involvement in the work of the management team who will report to the board (excluding the Liberty-nominated directors) on a regular basis.


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Third, the board are particularly conscious that any reconstruction proposals might involve an actual or perceived conflict between the interests of different stakeholders, for instance, shareholders, bondholders, banks, trade creditors, management and employees. The board has therefore established a committee to review any actual or perceived conflict and to make appropriate recommendations to the full board (excluding the Liberty-nominated directors). On this committee are the three other independent non-executive members of the board (Denise Kingsmill, Tony Rice and Stanislas Yassukovich) and myself.

Finally, your board has retained Schroder Salomon Smith Barney and Gleacher & Co., represented by Sir John Craven, to provide financial advice in relation to any reconstruction proposals and the review of any alternatives. Legal advice will be provided by Freshfields Bruckhaus Deringer and Weil, Gotshal & Manges.

Form 20-F

On 1 July 2002 we filed our Annual Report on Form 20-F with the US Securities and Exchange Commission containing a detailed update of the risks facing your Company and a discussion of our liquidity and financial position. The Form 20-F (without attached exhibits) can be read by accessing it through our website at www.telewest.co.uk/ourcompany/annual reports.html or alternatively the entire document can be accessed through the Securities and Exchange Commission's website at www.sec.gov . I would strongly urge you to read it. Alternatively, you can write to or telephone our Company Secretary, Clive Burns at 160 Great Portland Street, London W1W 5QA (020 7299 5537) and he will be pleased to supply you with a copy.

Conclusion

Your Company faces an uncertain future as to its funding and capital structure and you will undoubtedly continue to hear speculation in this regard as we address these issues over the coming months. What is certain, however, is that your management led by Adam Singer and your board of directors led by myself will work ceaselessly to ensure that we secure the best possible outcome for all of our shareholders and other stakeholders.

Yours sincerely

/s/ Cob Stenham

Cob Stenham
chairman of the board of directors
Telewest Communications plc






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